UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting

held on May 03, 2019

DATE, TIME AND PLACE: On May 03, 2019, at 15 p.m., by videoconference, the Board of Directors of the Company has met, with the attendance of the majority of its members.

CALL NOTICE: Held in accordance with article 16, §1 of the Company's Bylaws.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary.

AGENDA: To resolve on the election of the members of the Advisory Committees to the Board of Directors of the Company for a new term of office.

RESOLUTIONS: Made the appropriate clarification, the members of the Board of directors, unanimously, APPROVED the election of the following members to the Advisory Committees to the Board of Directors, pursuant to Article 17, XXI and XXIX, of the Company's Bylaws:

(a) as members of the Audit Committee, for a one (1) year term, which shall extend until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2020 Ordinary Shareholders Meeting, Mrs. Deborah Stern Vieitas, Brazilian, married, public administrator and journalist, bearer of the Brazilian Identity Card (“RG”) No. 3.839.280-X SSP/SP, enrolled with CPF/MF under No. 013.968.828-55, as Coordinator, in accordance with §1º of article 30 of the Company's Bylaws; Mr. Luiz Carlos Nannini, Brazilian citizen, married, accountant, bearer of Identity Card RG nº 9.221.586-5 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 038.563.538-95, as technical qualified member, pursuant to article 12, §2º of the CMN Resolution nº 3.198/2004; Mrs. Maria Elena Cardoso Figueira, Brazilian citizen, divorced, economist, bearer of Identity Card RG nº  06.999.925-8 DIC/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº  013.908.247-64; and Mr. Julio Sergio de Souza Cardozo, Brazilian citizen, married, accountant, bearer of Identity Card RG nº 01.845.165-8 – SSP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 005.985.267-49; all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP;

(b) as members of the Risk and Compliance Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting, Messrs., Mr. Bernardo Parnes, Brazilian citizen, married, business administrator, bearer of Identity Card RG nº 8.331.247-X SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº

006.102.448-17, as Coordinator; Mr. Álvaro Antonio Cardoso de Souza, Portuguese citizen, married, economist, bearer of identity card RNE nº W401505-E, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 249.630.118-91; Mr. Conrado Engel, Brazilian citizen, married, engineer, bearer of Identity Card RG nº 12849016-7 SSP/PR, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 025.984.758-52, Mr. José de Paiva Ferreira, Portuguese, married, business administrator, bearer of Foreigners Identity Card RNE No. W274948-B, enrolled with CPF/MF under No. 007.805.468-06; and Mr. René Luiz Grande, Brazilian citizen, married, economist, bearer of the identity card RG nº 6.309.316-9 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 583.893.348-87; all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP;

(c) as members of the Sustainability Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting, Messrs. Carlos Rey de Vicente, Spanish citizen, married, lawyer, bearer of the identity card RNE nº V952766Z, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 236.413.938-41; Jean Pierre Dupui, Brazilian citizen, married, economist, bearer of identity card RG nº 0.482.407-5 SSP-AM, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 314.645.212-04; and Tarcila Reis Corrêa Ursini, Brazilian citizen, married, economist and lawyer, bearer of identity card RG nº 197101379 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 176.122.698-30; all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP. The Coordinator position of this Committee will be temporarily vacant;

(d) as members of the Nomination and Governance Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting, Messrs. Celso Clemente Giacometti, Brazilian citizen, married, business administrator, bearer of identity card RG nº 3.179.758-1 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 029.303.408-78, as Coordinator; Álvaro Antonio Cardoso de Souza, qualified above, Deborah Patricia Wright, Brazilian citizen, married, business administrator, bearer of identity card RG nº 9.252.907-0 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 031.544.298-08; and Luiz Fernando Sanzogo Giorgi, Brazilian citizen, married, business administrator, bearer of identity card RG nº 7.346.613-X SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 064.116.138-77, all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP;

(e) as members of the Remuneration Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting, Messrs. Deborah Patricia

Wright, as Coordinator; Álvaro Antonio Cardoso de Souza; Celso Clemente Giacometti; and Luiz Fernando Sanzogo Giorgi, all qualified above.

It was registered in the minutes that:

(i) The members herein appointed said they are not involved in crime provided for in the law that would prevent them from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law;

(ii) The members of the Audit Committee just appointed represent that they fulfill all the conditions set forth in CMN Resolution nº 4.122/2012, as well as of CMN Resolution nº 3.198/2004, as amended by CMN Resolution nº 4.329/2014, and shall only take office of their respective post after authorization of their election by the Central Bank of Brazil; during this period the current members of the Committee remain in the exercise of its functions;

(iii) The members of the Risk and Compliance Committee, Mr. Álvaro Antônio Cardoso de Souza and Mr. René Luiz Grande, fulfill the independence requirements pursuant to the article 45 §5º and Mrs. Bernardo Parnes, acting as Coordinator of the Committee, fulfill the independence requirements pursuant to the article 45 §§ 5º and 6, all of CMN Resolution nº 4.557 of February 23, 2017.

(iv) The members of the Remuneration Committee just appointed represent that they fulfill all the conditions set forth in CMN Resolution nº 3.921/2010.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Celso Clemente Giacometti, Conrado Engel, Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira and José Maria Nus Badía – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 3, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer